FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                          For the month of: July 2003
                                            ---------

                        Commission File Number: 000-33133
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                               GIVEN IMAGING LTD.
                               ------------------
                 (Translation of registrant's name into English)

                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                       No   X
                                   ---                   ---



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                                EXPLANATORY NOTE


         On July 30, 2003, Given Imaging Ltd. (the "Company") issued a press release entitled "Given Imaging Announces Second Quarter 2003 Results." Copies of the press release and the Company's unaudited interim consolidated financial statements as of June 30, 2003 are attached to this Form 6-K as Exhibit 1 and
Exhibit 2, respectively.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           GIVEN IMAGING LTD.


Date:  July 31, 2003                    By: /s/ Zvi Ben David
                                           ---------------------------------
                                              Name:   Zvi Ben David
                                              Title:  Vice President and
                                                      Chief Financial Officer


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                                  EXHIBIT INDEX


The following exhibits are filed as part of this Form 6-K:


Exhibit        Description
-------        ------------

1. Press release dated July 30, 2003, entitled "Given Imaging Announces Second Quarter 2003 Results."

2. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of June 30, 2003.

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